UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

02044629

JUL - 1 2002

FORM 6 - K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2002

YELL FINANCE B.V.
(Translation of Registrant's Name Into English)

Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b) : 82 - ______.

LO1:\352901\01\7K@T01!.DOC\81968.0007

CRGH

FOR RELEASE IN THE UNITED STATES

YELL

July 1, 2002

NOTICE TO HOLDERS OF YELL FINANCE B.V. SENIOR NOTES

Yell Finance B.V.'s parent company, Yell Group plc, Apax Partners and Hicks, Muse, Tate & Furst today announce that they have decided to withdraw Yell from its proposed Initial Public Offering in light of poor equity market conditions.

<Ends>

For further information please contact:

Yell

Jill Sherratt
Mobile- + 44 (0) 7764 879808
E-mail – jill.sherratt@yellgroup.com

Jon Salmon
Tel - +44 (0)118 950 6656 Mobile - + 44 (0) 7801 977340
E-mail – jon.salmon@yellgroup.com

This announcement does not contain or constitute an offer of securities for sale in the United States. In the event of an offering, any securities offered will not be and have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Stabilisation/FSA.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2002

YELL FINANCE B.V.
(Registrant)

By: [signature]
Name: John Condron
Title: Chief Executive Officer